BY EDGAR

June 29, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E., Mail Stop 4546

Washington, D.C. 20549

Attn: Geoff Kruczek

Re:	Mantra Venture Group Ltd.

Preliminary Proxy Statement on Schedule 14A

Filed May 25, 2017

File No. 000-53461

Dear Mr. Kruczek:

On behalf of our client, Mantra Venture Group Ltd., a British Columbia corporation (the “Company”), we hereby submit this letter in response to the comments set forth in that certain letter dated June 21, 2017 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company relating to Preliminary Proxy Statement on Schedule 14A that the Company filed with the Commission on May 25, 2017 (File No. 000-53461) (the “Proxy Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Quorum, page 1

1.	Please revise to clarify how you became aware a quorum will be present at the Meeting.

Response

In response to the Staff’s comments, the Company has amended the Proxy Statement to provide that Roger Ponder and Keith Hayter have indicated that they will be present at the meeting, constituting a quorum.

Voting Requirements, page 1

2.	Please reconcile the three-fourths voting threshold listed here with the majority threshold listed on page 2. Please also revise to briefly clarify what you mean by “votes properly cast on the matter.”

Response

In response to the Staff’s comments, the Company has amended the Proxy Statement to remove the reference to the majority threshold and the reference to “votes properly cast on the matter.”

Proposal 1, page 2

3.	We note that you are asking your shareholders to approve a change in legal domicile to Nevada from British Columbia, Canada. It appears that this transaction should be registered pursuant to Section 5 of the Securities Act of 1933. Please revise onto a form that allows you to register the offering of the securities to be issued pursuant to the Continuation, or advise. For guidance, refer to Securities Act Rules Compliance & Disclosure Interpretation 539.03.

Response

In response to the Staff’s comments, the Company has amended the Proxy Statement to remove the proposal to change the Company’s legal domicile to Nevada from British Columbia.

4.	We note that the Continuation will result in an exchange of all outstanding shares for an equivalent number of Nevada shares. Please revise the filing to provide the information required by Item 12(f) of Schedule 14A which calls for the information required by Item 13(a) of the schedule. Specifically, include financial statements of Mantra Venture Group Ltd. meeting the requirements of Regulation S-X and the disclosures required by Items 302, 303, 304 and 305 of Regulation S-K.

Response

In response to the Staff’s comments, the Company has amended the Proxy Statement to remove the proposal to change the Company’s legal domicile to Nevada from British Columbia.

Certain Effects of the Change in State of Incorporation, page 3

5.	We note the changes in the “governing instruments” mentioned in the third paragraph of this section. Please revise to disclose the material differences between the securities to be exchanged, as set by these “governing instruments.”

Response

In response to the Staff’s comments, the Company has amended the Proxy Statement to remove the proposal to change the Company’s legal domicile to Nevada from British Columbia.

Proposal 2, page 4

6.	Please revise your disclosure to address the potential dilutive and anti-takeover effects of the proposed increase in the number of authorized common shares.

Response

In response to the Staff’s comments, the Company has amended the Proxy Statement to address the potential dilutive and anti-takeover effects of the proposed increase in the number of authorized shares.

If you have any further questions or comments, or would like to discuss this response letter or the amended Proxy Statement, please feel free to call me at (212) 326-0820.

Sincerely,

/s/ M. Ali Panjwani
M. Ali Panjwani
Pryor Cashman LLP

cc:	Larry Sands, Mantra Venture Group Ltd.
Gene Levin, Pryor Cashman LLP